UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lightning eMotors, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per shares

(Title of Class of Securities)

53228T101

(CUSIP Number)

July 21, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 53228T101	Schedule 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS International Company Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 381,534[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 381,534[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,534[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%[2]
12.	TYPE OF REPORTING PERSON (see instructions) OO

1

Represents 189,298 shares of Common Stock held directly by Caspian Investments Limited (“Caspian”) and 192,236 shares of Common Stock held directly by Partridge Investments Limited (“Partridge”). International Company Management Limited (“ICML”) is a Director of each of Caspian and Partridge and may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by each of Caspian and Partridge. ICML disclaims such beneficial ownership.

2

The percentage of the shares of Common Stock beneficially owned is based on 6,256,155 shares of Common Stock outstanding as of July 7, 2023, which is based on information included in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on July 13, 2023.

CUSIP No. 53228T101	Schedule 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Portman Welbeck Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 381,534[2]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 381,534[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,534[2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%[1]
12.	TYPE OF REPORTING PERSON (see instructions) OO

1

Represents 189,298 shares of Common Stock held directly by Caspian and 192,236 shares of Common Stock held directly by Partridge. Portman Welbeck Limited (“PWL”) is a Director of each of Caspian and Partridge and may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by each of Caspian and Partridge. PWL disclaims such beneficial ownership.

2

The percentage of the shares of Common Stock beneficially owned is based on 6,256,155 shares of Common Stock outstanding as of July 7, 2023, which is based on information included in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on July 13, 2023.

CUSIP No. 53228T101	Schedule 13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS R&H Trust Co. (Guernsey) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 381,534[2]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 381,534[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,534[2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%[1]
12.	TYPE OF REPORTING PERSON (see instructions) OO

1

Represents 189,298 shares of Common Stock held directly by Caspian and 192,236 shares of Common Stock held directly by Partridge. R&H Trust Co. (Guernsey) Limited (“R&H Trust”) is the Trustee of a Guernsey Trust which is the ultimate beneficial owner of Caspian and the Trustee of a separate Guernsey Trust which is the ultimate beneficial owner of Partridge. R&H Trust may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by each of Caspian and Partridge. R&H Trust disclaims such beneficial ownership.

2

The percentage of the shares of Common Stock beneficially owned is based on 6,256,155 shares of Common Stock outstanding as of July 7, 2023, which is based on information included in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on July 13, 2023.

CUSIP No. 53228T101	Schedule 13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Rawlinson & Hunter Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 381,534[2]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 381,534[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,534[2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%[1]
12.	TYPE OF REPORTING PERSON (see instructions) OO

1

Represents 189,298 shares of Common Stock held directly by Caspian and 192,236 shares of Common Stock held directly by Partridge. Rawlinson & Hunter Limited (“R&H”) is the parent company of each of R&H Trust, ICML and PWL. R&H may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by each of Caspian and Partridge. R&H disclaims such beneficial ownership.

2

The percentage of the shares of Common Stock beneficially owned is based on 6,256,155 shares of Common Stock outstanding as of July 7, 2023, which is based on information included in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on July 13, 2023.

CUSIP No. 53228T101	Schedule 13G	Page 6 of 8 Pages

Item 1(a).	Name of Issuer.

Lightning eMotors, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

815 14th Street SW, Bldg B, Loveland, CO 80537

Item 2(a).	Name of Person Filing.

This Schedule 13G is filed on behalf of International Company Management Limited (“ICML”), Portman Welbeck Limited (“PWL”), R&H Trust Co. (Guernsey) Limited (“R&H Trust”), and Rawlinson & Hunter Limited (“R&H” and together with ICML, PWL, R&H Trust, the “Reporting Persons”).

Caspian Investments Limited (“Caspian”) and Partridge Investments Limited (“Partridge”) are the direct holders of the Common Stock reflected in this Schedule 13G. ICML and PWL are the Directors and nominee shareholders of each of Caspian and Partridge, and they determine Caspian’s and Partridge’s exercise of the voting and disposition rights associated with the Common Stock. R&H Trust is the Trustee of two separate Guernsey Trusts that are the ultimate beneficial owners of each of Caspian and Partridge. R&H is the parent company of each of R&H Trust, ICML and PWL.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business offices of each of ICML, PWL, R&H Trust and R&H is Trafalgar Court, 3rd Floor, West Wing, Les Banques, St. Peter Port, Guernsey GYI 2JA.

Item 2(c).	Citizenship.

Each Reporting Person is incorporated in Guernsey.

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number.

53228T101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of July 21, 2023, Caspian directly holds 189,298 shares of Common Stock and Partridge directly holds 192,236 shares of Common Stock. ICML, PWL, R&H Trust and R&H may be deemed to have or share beneficial ownership of the Common Stock held by each of Caspian and Partridge, but each disclaims beneficial ownership of such Common Stock.

(b)	Percent of class:

As of July 21, 2023, each of ICML and PWL may be deemed to be the beneficial owner of approximately 6.1% of the Issuer’s Common Stock based on 6,256,155 shares of Common Stock outstanding as of July 7, 2023, which is based on information included in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on July 13, 2023.

(c)	Number of shares of Common Stock as to which each of ICML, PWL, R&H Trust and R&H has:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	381,534
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	381,534

CUSIP No. 53228T101	Schedule 13G	Page 7 of 8 Pages

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 53228T101	Schedule 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2023

International Company Management Limited

By:	/s/ Alasdair Cross
Name:	Alasdair Cross
Title:	Director

By:	/s/ Alison Wyser
Name:	Alison Wyser
Title:	Director

Portman Welbeck Limited

By:	/s/ Alasdair Cross
Name:	Alasdair Cross
Title:	Director

By:	/s/ Alison Wyser
Name:	Alison Wyser
Title:	Director

R&H Trust Co. (Guernsey) Limited

By:	/s/ Alasdair Cross
Name:	Alasdair Cross
Title:	Director

By:	/s/ Alison Wyser
Name:	Alison Wyser
Title:	Director

Rawlinson & Hunter Limited

By:	/s/ Alasdair Cross
Name:	Alasdair Cross
Title:	Director

By:	/s/ Alison Wyser
Name:	Alison Wyser
Title:	Authorised Signatory